KRAMER LEVIN NAFTALIS & FRANKEL LLP

TERRENCE L. SHEN
PARTNER
PHONE 212-715-7819
FAX 212-715-8000
TSHEN@KRAMERLEVIN.COM

June 10, 2015

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549
Attn: Susan Block, Attorney-Advisor

Re:                             Gener8 Maritime, Inc.
Amendment No. 1 to Registration Statement on Form S-1

File No. 333-204402

Ladies and Gentlemen:

We are supplementally submitting this letter on behalf of Gener8 Maritime, Inc. (the “Company”), in connection with the review by the staff (the “Staff’) of the Securities and Exchange Commission (the “Commission”) of the above-referenced Amendment No. 1 to Registration Statement on Form S-1 filed on June 8, 2015 (the “Registration Statement”).

The purpose of this letter is to notify the Staff that, based on current market conditions, the Company currently anticipates that the price range for the Company’s initial public offering will be in the range of $17.00 per share to $19.00 per share, with a midpoint of $18.00 per share. This price range is based, in large part, on recent discussions among the members of the board of the Company, senior management of the Company and representatives of the underwriters for the initial public offering, and may change in the future. We note that we will submit changed pages to the Registration Statement that reflect the price range through an additional correspondence.

The Company notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide offering price range) prior to the distribution of any preliminary prospectus and commencement of the Company’s road show process. The bona fide offering price range will be subject to then-current market conditions, continuing discussions with the underwriters and any other factors affecting the Company or the proposed offering. However, the Company currently believes that the foregoing price range will not be subject to significant change.

1177 AVENUE OF THE AMERICAS   NEW YORK NY 10036-2714   PHONE 212.715.9100   FAX 212.715.8000

990 MARSH ROAD   MENLO PARK CA 94025-1949   PHONE 650.752.1700   FAX 650.752.1800

47 AVENUE HOCHE   75008 PARIS FRANCE   PHONE (33-1) 44 09 46 00   FAX (33-1) 44 09 46 01

WWW.KRAMERLEVIN.COM

U.S. Securities and Exchange Commission

June 10, 2015

We appreciate the Staff’s attention to this matter. Please do not hesitate to contact me at (212) 715-7819 or Thomas E. Molner at (212) 715-9429 of Kramer, Levin, Naftalis & Frankel LLP, counsel to the Company, with any questions or should you require any further information.

Sincerely,

/s/ Terrence L. Shen
Terrence L. Shen, Esq.

cc:                                Leonard J. Vrondissis, Gener8 Maritime, Inc.

Thomas E. Molner, Esq., Kramer Levin Naftalis & Frankel LLP

Donald Field, Securities and Exchange Commission

1177 AVENUE OF THE AMERICAS   NEW YORK NY 10036-2714   PHONE 212.715.9100   FAX 212.715.8000

990 MARSH ROAD   MENLO PARK CA 94025-1949   PHONE 650.752.1700   FAX 650.752.1800

47 AVENUE HOCHE   75008 PARIS FRANCE   PHONE (33-1) 44 09 46 00   FAX (33-1) 44 09 46 01

WWW.KRAMERLEVIN.COM